Exhibit 99.1

Obsidian Energy Announces Strategic Update with Additional $50 Million of Cardium Development

CALGARY, June 4, 2018 /CNW/ - OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce an additional $50 million of 2018 Cardium development capital, following up on our recent success in the Willesden Green play fairway.

David French, President and CEO commented, “We are entering a new stage of development by fast tracking our Cardium drilling in Willesden Green. Our recent results, material acreage position, and low base decline rate enable us to step up growth and provide torque to rising 2019 commodity prices. The short cycle inventory we see in our units and the halo of the play demand more investment. We will spend an incremental $50 million in the remainder of 2018, with the majority of production and cash flow coming on near year end.”

Adding $50 million of Willesden Green capital to drill 13 primary wells

The development capital increase includes 13 wells in the eastern part of Willesden Green, both inside the unit and along the halo flank of the area. All 13 wells are informed by offset producing wells that have exceeded internal expectations. Included in the $50 million is $4 million of infrastructure capital which sets up future development opportunities along the eastern side of the play. The capital will be spent throughout the third and fourth quarter, with production beginning to come on line late this year.

The incremental wells will be brought on production with an estimated 12-month capital efficiency of $20,000 per boe per day, averaging over 80 percent rate of return at strip prices. We expect to add approximately 2,300 boe per day in full year 2019 from these wells, with monthly production hitting approximately 3,500 boe per day early in the year. We have multiple years of inventory, with line of sight to 80 Willesden Green primary locations and additional primary development potential currently being evaluated.

After initial one-time investment in related infrastructure, we believe we can lower capital efficiencies under $20,000 per boe per day in 2019 and continue to drive significant light oil production growth. We will provide further details on our developments plans and significant running room in the play this fall.

Program backstopped by our balance sheet; accretive to year-end 2019 leverage

We will fund this additional development primarily through our existing credit facility, supplemented with minor dispositions of underutilized and undeveloped acreage. As of May 31, approximately $310 million was drawn on our $440 million credit facility, providing us with sufficient liquidity to execute on this program. The amount drawn includes the recent payment of a US$24 million Senior Note maturity. Despite the increase in capital and backwardation in the crude forward curve, we expect year-end 2019 leverage metrics to approach 1.5 times Senior Debt to EBITDA as a result of the incremental production and cash flow from our development program.

Asset sales update

Since early May, we have entered into several transactions for existing third-party royalty interests totaling approximately $7.5 million in proceeds. Transaction metrics averaged over 20 times and $200,000 per boe per day based on trailing 12-month cash flow and production, respectively. We will continue to progress small additional deals for existing royalties and undeveloped acreage in the coming months.

We have chosen not to sell our Alberta Viking position at this time, as offers were below our view of intrinsic value given: the strong returns at strip pricing, depth of inventory, infrastructure processing advantage and the ability to fund our enhanced Cardium program via a different alternative.

We continue to have ongoing dialogue with China Investment Corporation regarding a potential sale of the Company’s Peace River assets towards the end of the year. We remain committed to reducing debt, accelerating growth and buying back shares with any meaningful asset sale proceeds.

Guidance Update

Our updated Total Capital Expenditure Guidance is as follows:

Capital Category	# of Operated Wells	Net Capital
Cardium	24 Producers	$101 million
Deep Basin	2 Producers	$7 million
Peace River	4 Producers	$8 million
Alberta Viking	4 Producers	$6 million
Existing Wellbore Optimization	>50 Projects	$14 million

Total Development	34 Producers	$136 million
Regulatory Directive 84 Requirements		$14 million
Infrastructure & Corporate Capital		$25 million

Total E&D Capital Expenditures		$175 million

Decommissioning Expenditures		$10 million

Total Capital Expenditures		$185 million

As a result of the additional Cardium wells not expected to come on stream until late in the year, we will update full year 2018 guidance as part of our normal second quarter release when final drilling and development plans are in place.

2018 Annual Guidance
Production	29,000 to 30,000 boe per day
Production Growth Rate (1)	5%
Operating Costs	$13.00 – $13.50 per boe
General & Administrative	$2.00 – $2.50 per boe

(1)	Relative to full year 2017 production, adjusted for all 2017 & 2018 A&D, of 28,000 boe per day

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures

The term EBITDA included in this release does not have a standardized meaning prescribed by IFRS and therefore is considered a non-GAAP measure; accordingly, it may not be comparable to similar measures provided by other issuers. EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. In addition, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation. EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we are entering a new stage of development by fast tracking our Cardium drilling in Willesden Green; that our recent results, material acreage position, and low base decline rate enable us to step up growth and provide torque to rising 2019 commodity prices; that we will spend an incremental $50 million in the remainder of 2018, with a majority of production and cash flow coming on near year end; the number and location of the additional wells with the development capital increase; that included in the $50 million is $4 million of infrastructure capital which sets up future development opportunities along the eastern side of the Willesden Green play; the expected timing of the capital spend and when production will come on line and its impact to 2018 production numbers; the expected 12-month capital efficiency of the incremental wells to be brought on production and average rate of return at strip prices; expected production increases from these incremental wells in 2019; that we have multiple years of inventory, with line of sigh to 80 Willesden Green primary locations and additional primary development potential currently being evaluated; the believe that we can lower capital efficiencies in 2019 and continue to drive significant light oil production growth; that we will provide an update on the play in the fall; how we will fund this additional development; the expectation for year-end 2019 leverage metrics as a result of the incremental production and cash flow from our development program; that we will continue to progress small additional deals for existing royalties and undeveloped acreage in the coming months; the potential sale of the Company’s Peace River assets towards the end of the year; that we remain committed to reducing debt, accelerating growth and buying back shares with any meaningful asset sale proceeds; the 2018 annual guidance for production, production growth rate, operating costs and general and administrative costs; that we will update full year 2018 guidance as part of our normal second quarter release when final drilling and development plans are in place.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things, that we do not dispose of any material producing properties other than stated herein; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com